Exhibit (a)(6)

                         Equity Resource Lexington Fund
                                44 Brattle Street
                               Cambridge, MA 02138

                                  May 20, 2002

                           Offer To Purchase Units in
                    Winthrop Partners 80 Limited Partnership
                                for $125 Per Unit

Dear Limited Partner:

On May 20, 2002, the Equity Resource Lexington Fund (the "Purchaser") extended its offer to purchase limited partnership units in Winthrop Partners 80 Limited Partnership (the "Partnership"). The offer will now expire on June 3, 2002. Approximately 497 units have been tendered as of the date of the extension.

All other terms of the offer, including the offer price of $125 per unit, remain the same. If you wish to sell your units, complete the enclosed Agreement of Sale and Assignment according to the directions, sign where indicated and return the agreement in the pre-addressed return envelope.

FACTORS TO CONSIDER IN EVALUATING THIS OFFER

o The Majority of the Partnership's Properties Have Been Sold: The Partnership originally invested in eighteen separate commercial and industrial properties. Thirteen of the eighteen properties have been sold and the proceeds of those sales have been distributed to the limited partners of the Partnership. The sales of those properties and the subsequent distributions of the proceeds of those sales have significantly impacted the Partnership's value.

o Opportunity for Liquidity: The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for 12 years. Given the long-term nature of the leases encumbering the Partnership's properties, the Purchaser anticipates that the Partnership will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o Offer Price May Not Represent the Full Value of Your Units: No independent party has been retained by the Purchaser or any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price, and no representation is made as to any fairness or other measures of value that may be relevant to limited partners. The Purchaser has calculated a fair market value (FMV) of $126.70 per Unit, but has not calculated a liquidation value or net present value for Units. It is uncertain whether the offer price or the FMV reflect the value that would be realized upon the sale of units by a limited partner to a third party. See "THE OFFER-Section 7-Purpose and Effects of the Offer."

o Conflict of Interest: The Purchaser is making the Offer with a view toward making a profit. Accordingly, there is a conflict between the Purchaser's desire to acquire your units at a low price and your desire to sell your units at a high price. The Purchaser's intent is to acquire the units at a discount to the value it might ultimately realize from owning the units.

o Effects of a Sale of Your Units: Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property.

The Purchaser

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions, please call D.F. King & Company, the information agent for this offer, toll-free at (800) 207-3158 or call them collect at (212) 493-6952.

Sincerely,


Equity Resource Lexington Fund LP